UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD

Specialized Disclosure Report
VERINT SYSTEMS INC.
(Exact name of registrant as specified in its charter)

Delaware	001-34807	11-3200514
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

175 Broadhollow Road Melville, New York 11747
(Address of principal executive offices) (Zip Code)

Peter Fante, Esq. Chief Administrative Officer Verint Systems Inc. 175 Broadhollow Road Melville, New York 11747 (631) 962-9600
(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1.Conflict Minerals Disclosure
Item 1.01.    Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
Verint Systems Inc. (the “Company,” “we,” “us,” or “our”) is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 for the reporting period of January 1, 2020 to December 31, 2020 (the “Reporting Period”).
Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “conflict minerals” (as defined below) are necessary to the functionality or production of such products. Form SD defines “conflict minerals” as: (i)(a) columbite-tantalite (or coltan), (b) cassiterite, (c) gold, and (d) wolframite, or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”). Our operations, including the operations of our consolidated subsidiaries, may at times manufacture, or contract to manufacture, products for which conflict minerals are necessary to the functionality or production of those products (collectively, our “products”). As required by Form SD, we have conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals included in our products during the Reporting Period, which we refer to as the “Subject Minerals,” to determine whether any of such Subject Minerals originated in the Covered Countries and/or whether any of the Subject Minerals may be from recycled or scrap sources. Where applicable, we have conducted additional due diligence regarding the sources of the Subject Minerals. The results of our RCOI regarding the Subject Minerals, as well as our additional due diligence regarding the sources of such Subject Minerals, are contained in our Conflict Minerals Report, a copy of which is filed as Exhibit 1.01 to this Form SD, and is publicly available at https://www.verint.com/our-company/corporate-responsibility/. The content on any web site referred to in this Form SD is not incorporated by reference into this Form SD unless expressly noted.
Item 1.02.    Exhibit
As required by Items 1.01 and 1.02 of Form SD, we are hereby filing our Conflict Minerals Report as Exhibit 1.01 to this Form SD.
Section 2.Exhibits
Item 2.01.    Exhibits
The following exhibit is filed as part of this Form SD.

Exhibit No.	Description
1.01	Conflict Minerals Report of Verint Systems Inc.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

VERINT SYSTEMS INC.
By:	/s/ Peter Fante	June 1, 2021
	Peter Fante	(Date)
Chief Administrative Officer